SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549

                              ---------------

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                            (Amendment No. 3)*


                         Reliance Electric Company
                             (Name of issuer)

              Class A Common Stock, Par Value $.01 Per Share
                      (Title of class of securities)

                                 759458102
                              (CUSIP number)

                       William J. Calise, Jr., Esq.
            Senior Vice President, General Counsel & Secretary
                    Rockwell International Corporation
                            625 Liberty Avenue
                   Pittsburgh, Pennsylvania  15222-3123
                              (412) 565-2905
               (Name, address and telephone number of person
             authorized to receive notices and communications)

                             January 27, 1995
          (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /.

     Check the following box if a fee is being paid with the statement /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



                      (Continued on following pages)


- ------------------
* This Amendment No. 3 amends Rockwell International Corporation's and ROK Acquisition Corporation's Schedule 13D filed as part of Amendment No. 10 to their Tender Offer Statement on Schedule 14D-1, filed with the Securities and Exchange Commission on December 7, 1994.

                                                       (Page 2 of 4 Pages)

CUSIP No. 759458102       13D

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATIONS NOS. OF ABOVE PERSONS

          ROCKWELL INTERNATIONAL CORPORATION
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)[ ]
                                                                    (b)[ ]
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          OO
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)                                               [ ]
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
- ---------------------------------------------------------------------------
  NUMBER OF       7    SOLE VOTING POWER       1,000 SHARES OF COMMON
                                               STOCK (SEE ITEMS 3-5)
   SHARES


 BENEFICIALLY  ------------------------------------------------------------
                  8    SHARED VOTING POWER     NONE
   OWNED BY
               ------------------------------------------------------------
     EACH         9    SOLE DISPOSITIVE POWER  1,000 SHARES OF COMMON
                                               STOCK (SEE ITEMS 3-5)

   REPORTING

               ------------------------------------------------------------
 PERSON WITH     10    SHARED DISPOSITIVE POWER    NONE

- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,000 SHARES OF COMMON STOCK (SEE ITEMS 3-5)
- ---------------------------------------------------------------------------
12   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                    [ ]
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          100%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          CO

                                                       (Page 3 of 4 Pages)

Items 3-5.

     Rockwell International Corporation, a Delaware corporation
("Rockwell"), has acquired 100% of the outstanding stock of Reliance Electric Company, a Delaware corporation ("Reliance").

     ROK Acquisition Corporation ("ROK"), a Delaware corporation and a wholly-owned subsidiary of Rockwell, which was the owner on January 27, 1995 of (i) more than 90 percent of the outstanding shares of the Class A Common Stock, par value $.01 per share ("Class A Shares"), of Reliance,
(ii) more than 90 percent of the outstanding shares of the Class B Common Stock, par value $.01 per share ("Class B Shares"), of Reliance and
(iii) 100 percent of the outstanding shares of the Class C Common Stock, par value $.01 per share ("Class C Shares" and, together with the Class A Shares and the Class B Shares, the "Shares"), of Reliance, on such date caused the merger of ROK with and into Reliance (the "Merger") contemplated by the Agreement and Plan of Merger, dated as of November 21, 1994, by and among Reliance, ROK and Rockwell to become effective without a meeting of stockholders of Reliance pursuant to Section 253 of the Delaware General Corporation Law.

     At the effective time of the Merger on January 27, 1995, by virtue of the Merger:

     (a) each Share then owned by Rockwell, ROK or any subsidiary of Rockwell or ROK and each Share then held in the treasury of Reliance or by any subsidiary of Reliance was cancelled and retired and ceased to exist with no payment being made with respect thereto;

     (b) each other then remaining issued and outstanding Class A Share and Class B Share (other than Class A Shares and Class B Shares held by stockholders who shall perfect appraisal rights in accordance with Section 262 of the Delaware General Corporation
          Law) was converted into the right to receive $31 in cash (the "Class A and Class B Merger Price"), net to the holder thereof, without interest thereon, payable upon the surrender of the certificate representing such Class A Share or Class B Share and each certificate representing each such Class A Share or Class B Share so converted was forthwith cancelled;

     (c) each of the 1,000 then outstanding shares of common stock of ROK was converted into and became one fully paid and nonassessable share of common stock, par value $1.00 per share, of Reliance, as the surviving corporation of the Merger; and

     (d)  Reliance became a wholly-owned subsidiary of Rockwell.

     Rockwell obtained the funds to pay the Class A Merger Price and Class B Merger Price for all Class A Shares and Class B Shares outstanding immediately prior to the effective time of the Merger from funds available in its cash accounts, including funds obtained through private placements of Rockwell's commercial paper notes with financial institutions.

                                                       (Page 4 of 4 Pages)

                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            ROCKWELL INTERNATIONAL CORPORATION


                            By:   William J. Calise, Jr.
                                ---------------------------
                                  William J. Calise, Jr.
                                  Senior Vice President,
                                General Counsel & Secretary




Dated:  January 30, 1995